Exhibit 99.1

GRACELL BIOTECHNOLOGIES INC.

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GRACELL BIOTECHNOLOGIES INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2022 AND JUNE 30, 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of December 31,	As of June 30,
		2022	2023
	Notes	RMB	RMB	US$
				(Note 2)
ASSETS
Current assets:
Cash and cash equivalents		1,454,645	1,184,430	163,340
Short-term investments		3,559	3,574	493
Prepayments and other current assets	3	37,551	59,402	8,192
Total current assets		1,495,755	1,247,406	172,025
Property, equipment and software	4	123,126	106,698	14,714
Operating lease right-of-use assets	5	21,546	12,896	1,778
Other non-current assets	6	15,849	10,886	1,501
TOTAL ASSETS		1,656,276	1,377,886	190,018
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accruals and other current liabilities (including accruals and other current liabilities of the consolidated VIEs without recourse to the Company of RMB41,425 and RMB24,654 as of December 31, 2022 and June 30, 2023, respectively)	7	85,991	75,580	10,422
Short-term borrowings (including short-term borrowings of the consolidated VIEs without recourse to the Company of RMB104,600 and RMB90,000 as of December 31, 2022 and June 30, 2023, respectively)	8	104,600	90,000	12,412
Operating lease liabilities, current (including operating lease liabilities, current of the consolidated VIEs without recourse to the Company of RMB4,998 and RMB3,259 as of December 31, 2022 and June 30, 2023, respectively)	5	17,545	12,472	1,720
Amounts due to a related party		4,662	2,760	381
Current portion of long-term borrowings (including current portion of long-term borrowings of the consolidated VIEs without recourse to the Company of RMB 7,844 and RMB13,004 as of December 31, 2022 and June 30, 2023, respectively)	8	7,844	13,004	1,793
Total current liabilities		220,642	193,816	26,728
Operating lease liabilities, non-current (including operating lease liabilities, non-current of the consolidated VIEs without recourse to the Company of RMB4,436 and RMB2,542 as of December 31, 2022 and June 30, 2023, respectively)	5	6,485	2,542	351
Long-term borrowings (including long-term borrowings of the consolidated VIEs without recourse to the Company of RMB46,505 and RMB39,958 as of December 31, 2022 and June 30, 2023, respectively)	8	46,505	39,958	5,510
Other non-current liabilities		6,879	4,851	669
TOTAL LIABILITIES		280,511	241,167	33,258
Commitments and contingencies	14
Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share; 500,000,000 and 500,000,000 shares authorized; 338,498,819 and 340,655,139 shares issued and outstanding as of December 31, 2022 and June 30, 2023 respectively;	9	223	225	31
Additional paid-in capital		2,927,295	2,942,348	405,768
Accumulated other comprehensive income		73,528	118,089	16,285
Accumulated deficit		(1,625,281)	(1,923,943)	(265,324)
Total shareholders’ equity		1,375,765	1,136,719	156,760
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,656,276	1,377,886	190,018

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GRACELL BIOTECHNOLOGIES INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		For the six months ended
		June 30,
		2022	2023
	Notes	RMB	RMB	US$
				(Note 2)
Expenses
Research and development expenses		(238,895)	(241,309)	(33,278)
Administrative expenses		(66,656)	(66,438)	(9,162)
Loss from operations		(305,551)	(307,747)	(42,440)
Interest income		5,198	19,895	2,744
Interest expense		(3,082)	(3,360)	(463)
Other income		1,940	6,538	902
Foreign exchange loss, net		(3,395)	(9,736)	(1,343)
Others, net		2	(4,226)	(583)
Loss before income tax		(304,888)	(298,636)	(41,183)
Income tax expense	11	—	(26)	(4)
Net loss attributable to Gracell Biotechnologies Inc.’s ordinary shareholders		(304,888)	(298,662)	(41,187)
Other comprehensive income
Foreign currency translation adjustments, net of nil tax		75,591	44,561	6,145
Total comprehensive loss attributable to Gracell Biotechnologies Inc.’s ordinary shareholders		(229,297)	(254,101)	(35,042)
Weighted average number of ordinary shares used in per share calculation:
—Basic	12	338,244,214	339,951,916	339,951,916
—Diluted	12	338,244,214	339,951,916	339,951,916
Net loss per share attributable to Gracell Biotechnologies Inc.’s ordinary shareholders
—Basic	12	(0.90)	(0.88)	(0.12)
—Diluted	12	(0.90)	(0.88)	(0.12)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GRACELL BIOTECHNOLOGIES INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary shares
				Accumulated
			Additional	other		Total
	Number of		paid-in	comprehensive	Accumulated	shareholders’
	shares	Amount	capital	(loss)/gain	deficit	equity
		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	337,969,926	223	2,902,856	(57,936)	(1,017,772)	1,827,371
Net loss	—	—	—	—	(304,888)	(304,888)
Share-based compensation	—	—	15,598	—	—	15,598
Exercise of options and registration of restricted share units	400,698	—	131	—	—	131
Foreign currency translation adjustment	—	—	—	75,591	—	75,591
Balance as of June 30, 2022	338,370,624	223	2,918,585	17,655	(1,322,660)	1,613,803

	Ordinary shares
				Accumulated
			Additional	other		Total
	Number of		paid-in	comprehensive	Accumulated	shareholders’
	shares	Amount	capital	gain	deficit	equity
		RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	338,498,819	223	2,927,295	73,528	(1,625,281)	1,375,765
Net loss	—	—	—	—	(298,662)	(298,662)
Share-based compensation	—	—	14,911	—	—	14,911
Exercise of options and registration of restricted share units	2,156,320	2	142	—	—	144
Foreign currency translation adjustment	—	—	—	44,561	—	44,561
Balance as of June 30, 2023	340,655,139	225	2,942,348	118,089	(1,923,943)	1,136,719

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GRACELL BIOTECHNOLOGIES INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the six months ended
	June 30,
	2022	2023
	RMB	RMB	US$
			(Note 2)
Cash flows from operating activities:
Net loss	(304,888)	(298,662)	(41,187)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, equipment and software	33,859	25,631	3,535
Losses on disposal of property and equipment	—	4,226	583
Share-based compensation	15,598	14,911	2,056
Amortization of right-of use assets and interest of lease liabilities	9,147	9,048	1,248
Foreign exchange loss, net	3,395	9,736	1,343
Changes in operating assets and liabilities:
Prepayments and other current assets	19,704	(21,851)	(3,014)
Amounts due to a related party	2,563	(1,902)	(263)
Accruals and other current liabilities	23,858	(11,528)	(1,590)
Other non-current assets	(46)	47	7
Lease liabilities	(7,200)	(9,436)	(1,302)
Other non-current liabilities	(700)	(2,028)	(280)
Net cash used in operating activities	(204,710)	(281,808)	(38,864)
Cash flows from investing activities:
Purchase of property, equipment and software	(24,597)	(9,974)	(1,375)
Investments in short-term investments	(238,605)	(24)	(3)
Proceeds from disposal of property and equipment	—	2,871	396
Proceeds from disposal of short-term investments	70,021	10	1
Net cash used in investing activities	(193,181)	(7,117)	(981)
Cash flows from financing activities:
Proceeds from exercise of options and restricted share units	131	144	20
Proceeds from bank borrowings	49,600	35,000	4,827
Repayments of bank borrowings	(17,179)	(50,987)	(7,031)
Payment of “at the market offering” costs	(744)	(157)	(22)
Net cash generated from/(used in) financing activities	31,808	(16,000)	(2,206)
Effect of exchange rate on cash and cash equivalents	72,195	34,710	4,786
Net decrease cash and cash equivalents	(293,888)	(270,215)	(37,265)
Cash and cash equivalents at the beginning of year	1,829,006	1,454,645	200,605
Cash and cash equivalents at the end of the period	1,535,118	1,184,430	163,340
Supplemental cashflow disclosures:
Interest paid	3,082	3,360	463
Payables of property, equipment and software	—	1,117	154

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. ORGANIZATION AND BASIS OF PRESENTATION

(a) Nature of operations

Gracell Biotechnologies Inc. (the “Company”), an exempted company with limited liability, was incorporated in Cayman Islands on May 22, 2018. The Company, through its consolidated subsidiaries and variable interest entity (“VIE”) (collectively referred to as the “Group”) engaged primarily in the business of discovering and developing cell therapies to resolve industry challenges and fulfill unmet medical needs in the treatment of cancer (collectively referred to as the “Gracell Business”). The Group’s principal operation and geographic market is in the People’s Republic of China (“PRC”).

(b) Reorganization

The Group carried out its principal business in the People’s Republic of China (the “PRC”) since May 22, 2017 mainly through Gracell Biotechnologies (Shanghai) Co., Ltd. (“Gracell Biotechnologies” or the “VIE”) in the PRC. In connection with the Company’s initial public offering on the overseas capital market and facilitate offshore financing, the Group underwent a reorganization through which Gracell Biotechnologies (HK) Limited and Gracell Bioscience (Shanghai) Co., Ltd., (the “WFOE”), were established. The Company then entered into a series of contractual arrangements among the WFOE, the VIE and the VIE’s shareholders in January 2019 and the VIE’s shareholders swapped their shares in the VIE for shares in the Company to establish the Company as the ultimate holding company and the VIE became the variable interest entity of the Group (“Reorganization”).

As of June 30, 2023, the Company’s principal subsidiaries, VIE and VIE’s subsidiary are as follows:

			Percentage of
	Date of	Place of	legal ownership
	incorporation	incorporation	by the Company	Principal activities
Subsidiaries
Gracell Biotechnologies Holdings Limited (“Gracell BVI”)	May 22, 2018	British Virgin Islands	100%	Investment holding
Gracell Biotechnologies (HK) Limited (“Gracell HK”)	June 7, 2018	Hong Kong	100%	Investment holding
Gracell Bioscience (Shanghai) Co., Ltd.	August 24, 2018	The PRC	100%	Research and development of innovative medicines
Gracell Biopharmaceuticals, Inc.	February 11, 2020	The United States of America	100%	Research and development of innovative medicines
Gracell Biomedicine (Shanghai) Co., Ltd.	August 19, 2020	The PRC	100%	Research and development of innovative medicines
Hainan Gracell Biomedicine Co., Ltd.	June 25, 2021	The PRC	100%	Research and development of innovative medicines
Suzhou Gracell Bioscience Co., Ltd.	July 12, 2021	The PRC	100%	Research and development of innovative medicines
VIE
Gracell Biotechnologies (Shanghai) Co., Ltd.	May 22, 2017	The PRC	—	Research and development of innovative medicines
VIE’s subsidiary
Suzhou Gracell Biotechnologies Co., Ltd. (“Suzhou Gracell”)	April 23, 2018	The PRC	—	Research and development of innovative medicines

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

(c) Basis of Presentation for the Reorganization

The Reorganization consists of transferring the Gracell Business to the Group, which is controlled by William Wei Cao (the “Founder”) immediately before and after the Reorganization. The Reorganization was a recapitalization with no substantial changes in the shareholding of the Company. Accordingly, the Reorganization is accounted for as a transaction under common control. Therefore, the accompanying consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows of the Gracell Business for the periods presented and are prepared on a carryover basis as if the corporate structure of the Group after the Reorganization had been in existence throughout the periods presented. Accordingly, the effect of the ordinary shares and the preferred shares issued by the Company pursuant to the Reorganization have been presented retrospectively as of the beginning of the earliest period presented on the consolidated financial statements or the original issue date, whichever is later, as if such shares were issued by the Company when the Group issued such interests.

(d) Contractual agreements with the VIE

The Group operates certain of its businesses in the PRC through the VIE, whose equity interests are ultimately held by the Founder and other shareholders of the Group through the VIE’s nominee shareholder.

Neither the Company nor its subsidiaries own any equity interest or direct foreign investment in the VIE, Gracell Biotechnologies (Shanghai) Co., Ltd., or Shanghai Gracell Biotech, and the VIE’s subsidiary, Suzhou Gracell Biotechnologies Co., Ltd., or Suzhou Gracell Biotech. Instead, the Company relies on contractual arrangements among its PRC subsidiary, the VIE and the VIE’s nominee shareholders, which allow the Company to (i) direct the activities of the VIE that most significantly impact the VIE’s economic performance; (ii) receive substantially all of the economic benefits of the VIE and the VIE’s subsidiary; and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, the Company is considered the primary beneficiary of the VIE and the VIE’s subsidiary for accounting purposes and is able to consolidate the financial results of the VIE and VIE’s subsidiary in the consolidated financial statements in accordance with U.S. GAAP. The financial results of the VIE were included in the Group’s consolidated financial statements in accordance with the basis of presentation as stated in Note 2.

The following is a summary of the principal terms of the contractual agreements entered into by and among the WFOE, the VIE and the nominee shareholders of the VIE are described below:

Voting rights proxy agreement

The WFOE, the Group’s VIE and the nominee shareholders of the VIE have entered into an voting rights proxy agreement, pursuant to which the nominee shareholders of the Group’s VIE irrevocably appointed the WFOE or its designated persons as their attorney-in-fact to exercise all of their rights as a shareholder of the VIE, including, but not limited to, propose to hold a shareholders’ meeting, exercise all shareholder’s voting rights with respect to all matters to be discussed and voted in the shareholders’ meeting including but not limited to designate and appoint the director, the chief executive officer and other senior management members of the VIE and exercise other voting rights the shareholders are entitled to.

The agreement will remain in force for twenty (20) years and can be extended only if the WFOE gives its written notice of the extension of this agreement before the expiration of this agreement and the other parties shall agree with this extension without reserve.

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

(d) Contractual agreements with the VIE (Continued)

Call option agreement

The WFOE, the Group’s VIE and the nominee shareholders of the VIE have entered into a call option agreement, pursuant to which the shareholders of the VIE irrevocably granted the WFOE an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in the VIE and the purchase price shall be the lowest price permitted by applicable PRC law. The shareholders undertake that, without the prior written consent of the WFOE, they shall not sell, transfer, mortgage or otherwise dispose of its equity interests in the VIE or allow the encumbrance thereon of any security interest, increase or decrease the registered capital of the VIE, appoint or replace any directors of the VIE, sell, transfer, mortgage or dispose of the VIE’s assets or beneficial interest in the business or revenues, conduct any merger, acquisition or investments, declare or distribution any dividend; change or amend articles of association or incur any debts or guarantee liabilities. The exclusive option agreement will remain effective until all equity interests in the VIE are transferred or assigned to the WFOE or its designated representative(s).

Technology consultation and service agreement

The WFOE and the VIE entered into a technology consultation and service agreement under which the VIE engages the WFOE as its exclusive consultant and provider of fund, human, technology and intellectual properties services and technical support, consulting services and other commercial services on exclusive basis in relation to the principal business. The WFOE has exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising out of or created during the performance of this agreement. During the term of the agreement, the VIE may not enter into any agreement with third parties for the provision of identical or similar service without prior consent of the WFOE. In exchange, the VIE agrees to pay an annual service fee to the WFOE and such fee is determined by the WFOE based on its services provided including various factors such as the WFOE’s incurred technology support and consulting services fees, performance data and the VIE’s revenues. The agreement will remain in force for twenty (20) years and can be extended with the WFOE’s written notice of the extension before the expiration of this agreement and the VIE shall agree with this extension without reserve.

Business cooperation agreement

Under the business cooperation agreement entered between the VIE and the WFOE, the WFOE has the exclusive right to provide to the VIE technology support, consulting services and other commercial services including market analysis and consultation, products research and development, training and operation management consultation services. The VIE can’t sell, dispose, pledge the intellectual property rights created by the performance of this agreement which should be exclusively owned by the WFOE. In exchange, the VIE agrees to pay a monthly service fee to the WFOE based on the services provided including various factors such as WFOE’s incurred technology support and consulting services fees, performance data and the VIE’s profit. The agreement shall maintain effective unless terminated under applicable PRC laws and regulations.

Equity Pledge Agreement

Pursuant to the share pledge agreement entered between the VIE and its shareholders and the WFOE, the shareholders of the VIE have to pledge all of their equity interests in the VIE to the WFOE to guarantee the performance by the VIE and its shareholders’ performance of their respective obligations under the call option agreement, technology consultation and service agreement, business cooperation agreement and voting rights proxy agreement. If the VIE and/or its shareholders breach their contractual obligations under those agreements, the WFOE, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders of the VIE also undertakes that, during the term of the equity pledge agreements, they shall not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. During the term of the equity pledge agreement, the WFOE has the right to receive all of the dividends and profits distributed on the pledged equity interests. The pledge will remain binding until the VIE and their shareholders discharge all their obligations under the contractual arrangements.

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

(d) Contractual agreements with the VIE (Continued)

Spouse Consent Letter

On January 3, 2019, the spouse of the Founder, unconditionally and irrevocably agreed that the equity interest in the VIE held by the Founder will be disposed of pursuant to the equity pledge agreement, the voting rights proxy agreement and the call option agreement. The spouse agreed not to make any assertions in connection with the equity interest in the VIE held by the Founder.

Risks in relation to the VIE structure

A significant part of the Group’s business is conducted through the VIE of the Group, of which the Company is the ultimate primary beneficiary. In the opinion of the management, the contractual arrangements with the VIE and the nominee shareholder are in compliance with PRC laws and regulations and is legally binding and enforceable. Nominee shareholders indicate that they will not act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if nominee shareholders of the VIE was to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

It is possible that the Group’s operation of certain of its operations and businesses through the VIE could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group’s management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote, on March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020 and replaces three laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether the Group’s corporate structure will be seen as violating the foreign investment rules as the Group are currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, the Group may face substantial uncertainties as to whether the Group can complete such actions in a timely manner, or at all. If the Group fails to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, the Group’s current corporate structure, corporate governance and business operations could be materially and adversely affected.

If the Group’s corporate structure or the contractual arrangements with the VIE were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

●	revoking the business licenses and/or operating licenses of such entities;
●	discontinuing or placing restrictions or onerous conditions on the Group’s operation through any transactions between the PRC subsidiary and the VIE;
●	imposing fines, confiscating the income from the PRC subsidiary or the VIE, or imposing other requirements with which the VIE may not be able to comply;

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

(d) Contractual agreements with the VIE (Continued)

Risks in relation to the VIE structure (Continued)

●	requiring the Group to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect the Group’s ability to consolidate, derive economic interests from the VIE;
●	restricting or prohibiting the Group’s use of the proceeds of the public offering to finance the Group’s business and operations in China; or
●	taking other regulatory or enforcement actions that could be harmful to the Group’s business.

The imposition of any of these restrictions or actions could result in a material adverse effect on the Group’s ability to conduct its business. In such case, the Group may not be able to operate or derive economic interests from the VIE, which may result in deconsolidation of the VIE in the Group’s consolidated financial statements. In the opinion of the management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group believes that the contractual arrangements among each of the VIE, their respective shareholders and relevant wholly foreign owned enterprise are in compliance with PRC law and are legally enforceable. The Group’s operations depend on the VIE to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The Company’s management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under the PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIE or the nominee shareholders of the VIE fail to perform their obligations under those arrangements.

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

(d) Contractual agreements with the VIE (Continued)

Risks in relation to the VIE structure (Continued)

The following financial information of the Group's VIE and the VIE's subsidiary as of December 31, 2022 and June 30, 2023 and for the six months ended June 30, 2022 and 2023 is included in the accompanying condensed consolidated financial statements of the Group as follows:

	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	110,479	88,872	12,256
Short-term investments	3,559	3,574	493
Amounts due from Group companies	93,705	93,705	12,923
Prepayments and other current assets	20,675	26,042	3,591
Total current assets	228,418	212,193	29,263
Property, equipment and software	44,742	39,258	5,414
Operating lease, right-of-use assets	7,911	5,801	800
Other non-current assets	2,746	4,349	600
TOTAL ASSETS	283,817	261,601	36,077
LIABILITIES
Current liabilities:
Amounts due to related parties	676,174	776,470	107,080
Short-term borrowings	104,600	90,000	12,412
Operating lease liabilities, current	4,998	3,259	449
Current portion of long-term borrowings	7,844	13,004	1,793
Accruals and other current liabilities	41,425	24,654	3,401
Total current liabilities	835,041	907,387	125,135
Long-term borrowings	46,505	39,958	5,510
Amounts due to Group companies	59,500	59,500	8,205
Operating lease liabilities, non-current	4,436	2,542	351
TOTAL LIABILITIES	945,482	1,009,387	139,201

	For the six months ended
	June 30,
	2022	2023
	RMB	RMB	US$
			(Note 2)
Net loss	(134,070)	(86,121)	(11,876)

	For the six months ended
	June 30,
	2022	2023
	RMB	RMB	US$
			(Note 2)
Net cash used in operating activities	(68,293)	(2,104)	(290)
Net cash used in investing activities	(4,847)	(3,516)	(485)
Net cash generated from/(used in) financing activities	83,988	(15,987)	(2,204)

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.	ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

(d) Contractual agreements with the VIE (Continued)

Risks in relation to the VIE structure (Continued)

The Company’s involvement with the VIE is through the contractual arrangements disclosed in Note 1. All recognized assets held by the VIE are disclosed in the table above.

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIE and can have assets transferred out of the VIE. Therefore, the Company considers that there are no assets in the respective VIE that can be used only to settle obligations of the respective VIE, except for the registered capital of the VIE. As the respective VIE is incorporated as limited liability company under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIE. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIE. As the Group is conducting certain businesses in the PRC through the VIE, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss. There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

The Company’s ability to operate or derive economic interests from the VIE also depends on the voting rights proxy and the effect of the share pledge under the Equity Pledge Agreement and the WFOE has to vote on all matters requiring shareholders’ approval in the VIE. As noted above, the Company believes this voting right proxy is legally enforceable but may not be as effective as direct equity ownership.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The interim unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The interim unaudited condensed consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

The comparative year-end condensed balance sheet data was derived from the annual audited consolidated financial statements but is condensed to the same degree as the interim condensed balance sheet data.

The interim unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users have read or have access to the annual audited consolidated financial statements for the preceding fiscal year.

Principal accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

Principles of Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries, and the VIE have been eliminated upon consolidation.

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of Consolidation (Continued)

A subsidiary is an entity in which the Company, directly or indirectly: (1) controls more than one half of the voting power; (2) has the power to appoint or remove the majority of the members of the board of directors; (3) casts a majority of votes at the meeting of the board of directors; or (4) governs the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The Company applies the guidance codified in Accounting Standard Codification (“ASC”) 810, Consolidations, which contains guidance of accounting for VIEs. The guidance requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, the useful lives and impairment of long-lived assets, deferred tax valuation allowance, share-based compensation expenses. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Foreign currency translation

The Group uses Chinese Renminbi (“RMB”) as its reporting currency. The United States Dollar (“US$”) is the functional currency of the Group’s entities incorporated in the Cayman Islands, British Virgin Islands, United States of America and Hong Kong, the RMB is the functional currency of the Company’s PRC subsidiaries.

Transactions denominated in currencies other than in the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive loss.

The consolidated financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expenses are translated at the average exchange rates prevailing during the fiscal year. Foreign currency translation adjustments arising from these are reflected in the accumulated other comprehensive income.

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows from RMB into US$ as of and for the 6 months ended June 30, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2513, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2023, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and demand deposits which are highly liquid. The Group considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.

Short-term investments

Short-term investments are deposits at bank with maturities of greater than three months, but less than twelve months. Short-term investments are stated at cost, which approximates fair value. Interest earned is included in interest income.

Expected credit losses

The Group accounts for the impairment of financial instruments in accordance with ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), effective from January 1, 2023. The Group’s deposits and other receivables are within the scope of ASC Topic 326. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses.

The Group adopted this ASC Topic 326 using a modified retrospective approach. The cumulative effect on the accumulated deficit as at January 1, 2023 was not material.

Fair value measurements

The Group applies ASC 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Includes other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The carrying amounts of cash and cash equivalent, short-term investments, other current assets, accrued liabilities and other current liabilities and short-term borrowings approximate their fair values because of their generally short maturities.

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Estimated Useful Life
Machinery and laboratory equipment	5-10 years
Vehicles	4 years
Furniture and tools	3-5 years
Electronic equipment	3 years
Computer software	3-5 years
Leasehold improvements	Lesser of lease terms or estimated useful lives of the assets

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property, equipment and software are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation and amortization from the asset and accumulated depreciation and amortization accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

Impairment of long-lived assets

The Group evaluates the recoverability of its long-lived assets, including fixed assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets is the new cost basis and is depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

No impairment loss was recorded for the six months ended June 30, 2022 and 2023.

Segment reporting

In accordance with ASC 280, Segment Reporting, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Group’s CODM reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages it business as a single segment. The Group does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Hence, the Group has only one operating segment and one reportable segment. No geographical segments are presented as substantially all of the Group’s long-lived assets are located in the PRC.

Research and development expenses

Elements of research and development expenses primarily include (1) payroll and other related costs of personnel engaged in research and development activities, (2) costs related to pre-clinical testing of the Group’s technologies under development and clinical trials such as payments to contract research organizations (“CRO”) and contract manufacturing organizations (“CMO”), investigators and clinical trial sites that conduct the clinical studies; (3) costs to develop the product candidates, including raw materials and supplies, product testing, depreciation and amortization, and facility related expenses, (4) other research and development expenses. Research and development expenses are charged to expense as incurred when these expenditures relate to the Group’s research and development services and have no alternative future uses in accordance with ASC 730, Research and Development.

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the governments. The Group’s PRC based subsidiaries received government subsidies from certain local governments. The Group’s government subsidies consist of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has set certain conditions for the subsidies. Other subsidies are the subsidies that the local government has not set any conditions and are not tied to future trends or performance of the Group, receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. For the six months ended June 30, 2022 and 2023, no specific subsidies were received by the Group. Other subsidies of RMB1,798 and RMB6,104 for the six months ended June 30, 2022 and 2023, respectively, are recognized as other income upon receipt as further performance by the Group is not required.

Leases

The Group adopted ASC 842, Leases, on January 1, 2021.

Leases are classified at the inception date as either a finance lease or an operating lease. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases.

Under ASC 842, at the commencement date, a lessee should recognize a financing liability equal to the present value of future lease payments and a right to use (“ROU”) asset. The expense recognition is consistent with the expense recognition under the existing lease guidance, wherein rental payments are expensed on a straight-line basis over their respective lease terms. The Group leases certain office space under non-cancelable operating lease agreements. Certain lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the leased property for purpose of recognizing lease expense on straight-line basis over the term of the lease. For leases with a term of 12 months or less, the Group makes an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities and recognizes lease expenses for such lease generally on a straight-line basis over the lease term.

Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive loss of the Group includes foreign currency translation adjustments.

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group evaluates its uncertain tax positions using the provisions of ASC 740, which prescribes a recognition threshold that a tax position is required to meet before being recognized in the consolidated financial statements.

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (Continued)

The Group recognizes in the consolidated financial statements the benefit of a tax position which is “more likely than not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. It is the Group’s policy to recognize interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense.

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of comprehensive loss over the period of the borrowings using the effective interest method.

Share-based compensation

The Company grants share-based awards to eligible employees and consultants and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation.

The Company follows ASC 718 to determine whether a share-based award should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees, management and nonemployees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using the binomial option pricing model.

Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at the grant date if no vesting conditions are required; or (b) for share-based awards granted with only service conditions, using the straight-line method, over the vesting period; or (c) for share-based awards granted with service conditions and the occurrence of an IPO as performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the IPO, using the graded vesting method.

Net loss per share

In accordance with ASC 260, Earnings Per Share, basic net loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s convertible redeemable preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. Diluted net loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares include ordinary shares issuable upon the conversion of the convertible redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the exercise of share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects are anti-dilutive. For the periods presented herein, the computation of basic net loss per share using the two-class method is not applicable as the Group is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Group.

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Employee defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB10.2 million and RMB9.25 million for the six months ended June 30, 2022 and 2023, respectively.

Concentration of risks

Concentration of credit risk

As of December 31, 2022 and June 30, 2023, the aggregate amount of cash and cash equivalents and short-term investments of RMB1,403,024 and RMB1,098,676 respectively, were held at major financial institutions located in the mainland of China, and RMB55,180 and RMB89,328, respectively, were deposited with major financial institutions located outside the mainland of China. These financial institutions are of high credit quality and management continually monitors the credit worthiness of these financial institutions.

Business and economic risk

The Group believes that changes in any of the following areas could have a material adverse effect on the Group’s future consolidated financial position, results of operations or cash flows, changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships; regulatory considerations and risks associated with the Group’s ability to attract employees necessary to support its growth. The Group’s operations could also be adversely affected by significant political, regulatory, economic and social uncertainties in the PRC.

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of risks (Continued)

Foreign currency exchange rate risk

A significant portion of the Group’s businesses are transacted in RMB, which is not a freely convertible currency. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For U.S. dollar against RMB, there was appreciation of approximately 3.8% in the six months ended June 30, 2023. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Recently issued accounting pronouncements

The Group qualifies as an “emerging growth company”, or EGC, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Group does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. The Group adopts the following standards based on extended transition period provided to private companies or early adopts as necessary as permitted by the respective standards.

New and amended standards adopted by the Group

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In November 2019, the FASB issued ASU 2019-10, which extends the adoption date for certain registrants. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within fiscal years beginning after December 15, 2022 for the Group. The Group has adopted ASU 2016-13 and the impact of this adoption was assessed to be not material.

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting pronouncements (Continued)

New and amended standards not yet adopted by the Group

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805) — Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). It requires issuers to apply ASC 606 Revenue from Contracts with Customers to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination. ASU 2021-08 is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Group does not plan to early adopt ASU 2021-08 and is currently in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. As an emerging growth company, the standard is effective for the Group for the year ended December 31, 2025 including interim periods in the year ended March 31, 2025. The Group does not plan to early adopt ASU 2022-03 and is currently in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

3. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB	US$
			(Note 2)
Deductible value-added tax input	26,330	35,810	4,938
Prepayments for CRO and other services	5,296	13,513	1,863
Deposits	3,355	3,998	551
Deferred expenses	408	3,489	481
Prepayment for raw materials	1,448	1,699	234
Others	714	893	125
	37,551	59,402	8,192

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

4. PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software consist of the following:

	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB	US$
			(Note 2)
Machinery and laboratory equipment	138,049	143,845	19,837
Leasehold improvements	101,048	102,950	14,197
Computer Software	10,417	10,716	1,478
Construction in progress	283	228	31
Others	6,890	7,054	973
Total property, equipment and software	256,687	264,793	36,516
Less: accumulated depreciation and amortization	(133,561)	(158,095)	(21,802)
Property, equipment and software, net	123,126	106,698	14,714

Depreciation and amortization expenses recognized for six months ended June 30, 2022 and 2023 were RMB33,859 and RMB25,631, respectively.

5. LEASES

As of June 30, 2023, the Company has operating leases recorded on its balance sheet for certain office spaces and facilities that expire on various dates through 2025. The Group does not plan to cancel the existing lease agreements for its existing facilities prior to their respective expiration dates. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All of the Group’s leases qualify as operating leases.

Information related to operating leases as of December 31, 2022 and as of June 30, 2023 is as follows.

	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB	US$
			(Note 2)
Assets
Operating lease right-of-use assets	21,546	12,896	1,778
Liabilities
Operating lease liabilities, current	17,545	12,472	1,720
Operating lease liabilities, non-current	6,485	2,542	351
	24,030	15,014	2,071

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

5. LEASES (CONTINUED)

Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following as of June 30, 2023:

	RMB	US$
		(Note 2)
For the years ending:
2023	9,245	1,275
2024	4,515	623
2025	1,623	224
2026	—	—
2027 and thereafter	—	—
Total undiscounted lease payments	15,383	2,122
Less: imputed interest	(369)	(51)
Total lease liabilities	15,014	2,071

The below table summarizes lease costs and other information for the six months ended June 30, 2023:

	For the six months ended June 30,
	2022	2023
	RMB	RMB	US$
			(Note 2)
Lease cost
Operating lease cost	9,147	9,048	1,248
Short-term lease cost	534	1,015	140
Total lease cost	9,681	10,063	1,388
Other information
Cash paid for amounts included in the measurement of lease liabilities	7,200	9,436	1,301
Right-of-use assets obtained in exchange for new operating lease liabilities	1,010	—	—
Weighted-average remaining lease term	1.47 years	1.15 years	1.15 years
Weighted-average discount rate	5.0%	5.0%	5.0%

For the six months ended June 30, 2022 and 2023, the Company did not have variable lease cost or sublease income.

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

6. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB	US$
			(Note 2)
Prepayments for property, equipment and software	10,282	5,084	701
Long-term deposits	2,430	2,383	329
Others	3,137	3,419	471
	15,849	10,886	1,501

7. ACCRUALS AND OTHER CURRENT LIABILITIES

Accruals and other current liabilities consist of the following:

	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB	US$
			(Note 2)
Accrued external research and development related expenses	47,073	40,288	5,556
Salary and welfare payables	20,622	18,699	2,579
Professional service fees	10,252	7,765	1,071
Deferred income for reimbursement of the expenses related to the establishment of the ADS facility	2,902	3,234	446
Others	5,142	5,594	770
	85,991	75,580	10,422

8. BORROWINGS

	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB	US$
			(Note 2)
Current
Short-term borrowings:
Bank loans	104,600	90,000	12,412
Current portion of long-term borrowings	7,844	13,004	1,793
Total current borrowings	112,444	103,004	14,205
Non-Current
Long-term borrowings:
Bank loans	46,505	39,958	5,510
Total non-current borrowings	46,505	39,958	5,510
Total borrowings	158,949	142,962	19,715

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

8. BORROWINGS (CONTINUED)

Short-term borrowings

In December 2022, Suzhou Gracell entered into a loan agreement with China Construction Bank, under which Suzhou Gracell borrowed RMB20 million for a term of 12 months. The effective interest rate of this borrowing is 3.8% per annum.Suzhou Gracell is required to make interest payments on the loan on a monthly basis and repay the principal at the end of the loan term.

In August 2022, Suzhou Gracell entered into a loan agreement with China CITIC Bank. Under the agreement Suzhou Gracell borrowed a principal amount of RMB20.0 million in the form of a term loan for 12 months. The effective interest rate of this borrowing is 3.8% per annum. Suzhou Gracell is required to make interest payments on the loan on a monthly basis and repay the principal at the end of the loan term.

In March and June 2022, Suzhou Gracell entered into three loan agreements with China Industrial Bank Co., Ltd., under which Suzhou Gracell borrowed principal amounts of RMB9.9 million, RMB9.9 million and RMB9.8 million in the form of three term loans for 12 months. The effective interest rate of these borrowings is 4.30% per annum. These loans were paid back to the bank during 2023.

In March 2022, Suzhou Gracell entered into a loan agreement with Hangzhou Bank. Under the agreement, Suzhou Gracell borrowed a principal amount of RMB20.0 million in the form of a term loan for 12 months. The effective interest rate of these borrowings is 4.35% per annum. The loan was paid back to the bank in March 2023.

In August 2022 and February 2023, Suzhou Gracell entered into two loan agreements with Hangzhou Bank, under which Suzhou Gracell borrowed principal amounts of RMB15.0 million and RMB35.0 million in the form of two term loans for 12 months and 12 months, respectively. Interest on the outstanding loan balance accrues at a fixed annual rate at 3.76% and 3.76%, respectively. Suzhou Gracell is required to make interest payments on the loan on a monthly basis and repay principal at the end of the loan term.

Long-term borrowings

In January 2020, Suzhou Gracell entered into a loan agreement with Bank of China, under which Suzhou Gracell obtained a term loan facility of RMB69.0 million for a term of 72 months commencing from the first drawdown date. Interest on the outstanding loan balance accrues at a variable annual rate equal to the five-year loan prime rate plus 0.2%. Suzhou Gracell is required to make interest payments on the loan on a semi-annual basis and payments of principal according to the agreed repayment schedule which will commence from the end of the 42nd month after the first drawdown date. Suzhou Gracell borrowed an aggregate principal amount of RMB44.28 million within the facility limit as of June 30, 2023. The effective interest rate of these borrowings is 4.85% to 5.00% per annum.

In July 2020, Suzhou Gracell entered into a loan agreement with China Merchants Bank, under which Suzhou Gracell obtained a term loan facility of RMB29.0 million for a term of 60 months commencing from June 2, 2020 and ending on June 1, 2025. During the term, Suzhou Gracell may make multiple drawdowns within the facility limit. Interest on the outstanding loan balance accrues quarterly at a variable annual rate equal to the one-year loan prime rate plus 1%. Suzhou Gracell is required to make payments of principal and interest on the loan on a semi-annual basis unless otherwise agreed by the parties. Suzhou Gracell borrowed an aggregate principal amount of RMB13.87 million within the facility limit and repaid RMB5.19 million as of June 30, 2023. The effective interest rate of these borrowings is 4.85% per annum.

9. ORDINARY SHARES

As of December 31, 2022, 338,498,819 shares of ordinary shares were issued and outstanding.

As of June 30, 2023, 340,655,139 shares of ordinary shares were issued and outstanding.

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. SHARE-BASED COMPENSATION

(a) Employee Stock Option Plan

On August 8, 2017, the Company adopted the 2017 Employee Stock Option Plan (“PRC Plan” or “2017 Plan”), which was replaced by the Amended and Restated 2017 Employee Stock Option Plan (“Global Plan”) on April 15, 2019 to reserve a pool of 4,388,060 shares of the Company’s ordinary shares to be granted to the officers, directors, employees and consultants of the Company as part of the Reorganization. The replacement of PRC Plan with Global Plan and revocation of the original 2017 Plan are viewed as having no accounting impacts as the 2017 Plan has remained effective throughout and there’s essentially no change but merely just to change the form of the plan due to the Reorganization. In July 2020, the Company adopted the Second Amended and Restated Employee Stock Option Plan (“the Second Global Plan”) and increased the maximum number of shares issuable to 7,388,060. In October 2020, the Company adopted the Third Amended and Restated Employee Stock Option Plan (“the Third Global Plan”) and increased the maximum number of shares issuable to 10,216,234. The terms of the Second Global Plan and the Third Global Plan are substantially the same other than the maximum aggregate number of shares the Company may issue under the respective plan.

Share options granted will be exercisable upon the Company completes a listing and the grantee renders service to the Company in accordance with a stipulated service. Grantees are generally subject to a four-year vesting schedule, under which the shares vest in four equal instalments over the four years. The share option, to the extent then vested, shall become exercisable only upon the earlier of (i) a listing, or (ii) a sale of all or substantially all of the issued share capital of the Company, or (iii) a sale by the Company of all or substantially all of its assets (but excluding any internal reorganization).

Prior to the Company completes a listing, all share options granted to a grantee shall be forfeited at the time the grantee terminates his service with the Group. After the Company completes a listing, vested options not exercised by a grantee shall be exercised until later of: (i) 90 days after the date when the options become exercisable, or (ii) 3 months after the date of cessation of employment or directorship, or such longer period as the Board may determine. The share option awards shall expire no more than 10 years from their grant dates (“Option Period”). If a listing is not achieved, a share option will lapse automatically upon the expiry of the Option Period.

In December 2020, the Company adopted 2020 Share Incentive Plan (the “2020 Plan”), which became effective immediately prior to the completion of the Company’s IPO. Under the 2020 Plan, the maximum aggregate number of ordinary shares available for issuance shall initially be three percent (3%) of the ordinary shares of the Company outstanding immediately upon completion of the Company’s IPO. Subsequently, the maximum aggregate number of ordinary shares available for issuance will be increased on an annual basis on the first calendar day of the fiscal year to be the lesser of a number determined by the board of directors or one percent (1%) of the total issued and outstanding ordinary shares on the last day of the immediately preceding fiscal year. The 2020 Plan is governed by the Company’s board of directors or a designated committee and permits various types of awards to be granted to eligible persons under specific terms and vesting schedule evidenced by an award agreement.

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. SHARE-BASED COMPENSATION (CONTINUED)

(a) Employee Stock Option Plan (Continued)

The following table sets forth the share options activities for the six months ended June 30, 2022 and 2023:

			Weighted–	Weighted–	Weighted
		Weighted–	Average	Average	Average
		Average	Grant	Grant	Remaining	Aggregate
	Number of	Exercise	Date	Date	Contractual	intrinsic
	Options	Price	Fair Value	Fair Value	Term	value
		US$ per	US$ per	RMB per
		option	option	option	Years	RMB
Outstanding at January 1, 2022	13,102,590	1.60	1.10	7.21	8.86	12,335
Granted	2,199,826	0.65	0.35	2.22	—	—
Forfeited	(397,723)	1.32	0.68	4.40	—	—
Exercised	(66,945)	0.30	0.29	2.00	—	—
Outstanding at June 30, 2022	14,837,748	1.47	1.00	6.57	8.44	14,455

Outstanding at January 1, 2023	15,162,546	1.39	0.91	5.98	8.14	1,290
Granted	663,405	0.38	0.21	1.46	—	—
Forfeited	(828,031)	2.01	1.01	6.55	—	—
Exercised	(51,730)	0.39	0.22	1.43	—	—
Expired	(93,522)	1.32	0.66	4.35	—	—
Outstanding at June 30, 2023	14,852,668	1.31	0.88	5.77	7.72	7,490

Fair value of share options

The fair value of options was determined using the binomial option valuation model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected volatility, the exercise multiple, the risk-free interest rate and the dividend yield. For expected volatility, the Group has made reference to historical volatility of several comparable companies in the same industry. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. The risk-free interest rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Strips plus China country risk premium with a maturity life equal to the remaining maturity life of the options as of the valuation date, sourced from Bloomberg. The dividend yield is based on our expected dividend policy over the contractual life of the options.

The assumptions used to estimate the fair value of the share options granted are as follows:

	For the six months ended June 30,
	2022	2023
Risk-free interest rate	1.79%-3.12%	3.46%-4.10%
Dividend yield	0%	0%
Expected volatility range	55.62%-55.94%	57.36%~57.55%
Exercise multiple	2.20-2.80	2.20
Contractual life	10 years	10 years

Since the exercisability was dependent upon the listing, and it was not probable that this performance condition could be achieved until a listing, the Group has recognized RMB13,763 and RMB6,682 share-based compensation expenses relating to options vested for the six months ended June 30, 2022 and 2023.

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. SHARE-BASED COMPENSATION (CONTINUED)

Fair value of share options (Continued)

Share-based compensation expenses related to share options were included in:

	For the six months ended June 30,
	2022	2023
	RMB	RMB	US$
			(Note 2)
Research and development expenses	6,909	2,487	343
Administrative expenses	6,854	4,195	579
	13,763	6,682	922

(b) Restricted Shares Units

During the six months ended June 30, 2022 and 2023, the Company granted 479,741 and 3,063,665 restricted shares units (“RSUs”) to employees, directors and consultants under the 2020 Plan, respectively.

The Company measured the fair value of the RSUs based on the Company’s stock price on the date of the award grant. As of June 30, 2023, 4,873,937 RSUs were vested.

Share-based compensation expenses related to RSUs were included in:

	For the six months ended June 30,
	2022	2023
	RMB	RMB	US$
			(Note 2)
Research and development expenses	644	3,230	445
Administrative expenses	1,191	4,999	689
	1,835	8,229	1,134

11. INCOME TAX EXPENSE

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of June 30, 2022 and 2023.

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

12. NET LOSS PER SHARE

Basic and diluted net loss per share for the six months ended June 30, 2022 and 2023 are calculated as follows:

	For the six months ended June 30,
	2022	2023
	RMB	RMB	US$
			(Note 2)
Numerator:
Net loss attributable to Gracell Biotechnologies Inc.’s ordinary shareholders	(304,888)	(298,662)	(41,187)
Denominator:
Weighted-average number of ordinary shares outstanding—basic and diluted	338,244,214	339,951,916	339,951,916
Net loss per share attributable to Gracell Biotechnologies Inc.’s ordinary shareholders—basic and diluted	(0.90)	(0.88)	(0.12)

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	For the six months ended June 30,
	2022	2023
	shares	shares
Incremental shares on share options and RSUs	1,241,772	1,455,957

GRACELL BIOTECHNOLOGIES INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. RELATED PARTY TRANSACTIONS

a) Related Parties

Name of related parties	Relationship
William Wei Cao	Founder, CEO and a principal shareholder of the Company
Unitex Capital Ltd.	An entity controlled by Founder

b) The Group had the following related party transactions:

	For the six months ended June 30,
	2022	2023
	RMB	RMB	US$
			(Note 2)
Professional service fees incurred
Unitex Capital Ltd (a)	6,952	4,117	594

Note (a): For the six months ended June 30, 2022 and 2023, the Group paid RMB4,477 and RMB6,089 professional service fees to Unitex Capital Ltd, respectively.

14. COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

15. SUBSEQUENT EVENTS

The Group evaluated subsequent events through August 14, 2023, the date these consolidated financial statements were issued.

On August 10, 2023, the Company closed a private placement of 138,900,000 ordinary shares (equivalent to 27,780,000 of the Company’s American depositary shares (“ADSs”)) and warrants to purchase up to 44,802,870 ordinary shares (equivalent to 8,960,574 ADSs), exercisable at the election of the investors within 24 months after closing. The Company has received $100 million in proceeds from the private placement of ordinary shares, and will receive up to an additional $50 million if the warrants are fully exercised. The financing included participation from the Company’s new and existing healthcare investors and was led by Vivo Capital, with participation from new and existing shareholders including Adage Capital Partners LP, Exome Asset Management, Janus Henderson Investors, Logos Capital, OrbiMed, Pivotal Life Sciences, RA Capital Management and TCGX, among others.